UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020

 Commission File Number 001-35991

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

September 7, 2020

Hereby, in accordance with the regulations set by article 28 of the Single Ordered Text of the Securities Market Law, approved by Supreme Decree No. 093-2002-EF and the Regulations on Relevant Information Communications and Reserved Information, approved by Resolution SMV No. 005-2014-SMV/01, we hereby inform, as a Relevant Information Comunication, that at the Board of Directors Meeting held on September 7, 2020, the Board agreed that a percentage of the civil reparation that the Company would assume before the Peruvian State for the projects investigated in the Lava Jato and Construction Club cases, within the framework of the negotiation of plea agreement, must be assumed by the former officers involved in such cases regardless of the fact that such former officers are negotiating a plea agreement different from that of the Company.

Therefore, the Board of Directors has empowered its Risk and Compliance Committee and General Management to determine the ranges of that percentage and authorized the initiation of negotiations with such former officers and, if no positive result is achieved, the filing of the corresponding legal actions for such purpose.

Sincerely yours,

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO
Name: Luis Francisco Diaz Olivero
Title: Chief Executive Officer
Date: September 7, 2020